UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 8, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed with the Securities and Exchange Commission on May 10, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 8, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed with the Securities and Exchange Commission on May 10, 2012.

CUSIP No. 153435102

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012 and Amendment No. 5 thereto filed on May 8, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

The Reporting Persons hereby inform investors that the Reporting Persons have taken very seriously the Issuer’s recent announcement regarding its pending restatement of its financial statements and began immediately to analyze the situation. During the last week the Reporting Persons have been talking and continue to talk with representatives of the Issuer’s board of directors regarding the matter to determine what happened at the Issuer and the Russian Alcohol Group; and the Reporting Persons support the independent review that the Issuer is commissioning to evaluate these events. The Reporting Persons are currently in negotiations with the board of directors of the Issuer to discuss management of the company, particularly stronger control of Russian operations, in order to protect bondholders, shareholders, and themselves. The Reporting Persons are also in discussions with the Issuer with respect to the impact of the proposed restatement on the proposed investment transaction. Subject to these discussions the Reporting Persons will continue their strategic support of the Issuer in turning around operations, because of its strong portfolio of brands.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer and other stockholders with respect to this matter or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko